MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended March 31, 2011		Year Ended December 31, 2010
	(In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$219,939		$218,205

Income Taxes	113,108		122,530
	333,047		340,735

Rents (b)	13,035		12,897

Interest (c)	89,790		88,930

Total Earnings Available for Fixed Charges	$435,872		$442,562

Preferred Dividend Requirements	$685		$685

Ratio of Income Before Income Taxes to Net Income	151%			156%

Preferred Dividend Factor on Pretax Basis	1,034		1,069

Fixed Charges (d)	108,470		107,552

Combined Fixed Charges and Preferred Stock Dividends	$109,504		$108,621

Ratio of Earnings to Fixed Charges	4.0	x	4.1	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.0	x	4.1	x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).